Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 26, 2013, except for Notes 1, 2, 8, 9, and 17 as to which the date is March 11, 2013, with respect to the consolidated financial statements and schedules of Aviv REIT, Inc. and Subsidiaries, and our report dated February 26, 2013, except for Notes 1, 2, 8 and 9 as to which the date is March 11, 2013, with respect to the consolidated financial statements and schedules of Aviv Healthcare Properties Limited Partnership and Subsidiaries, included in the Registration Statement (Amendment No. 4 to Form S-11) and related Prospectus of Aviv REIT, Inc. and Subsidiaries for the registration of its common stock.

/s/ Ernst & Young LLP

Chicago, Illinois

March 18, 2013